900-688 West Hastings Street Vancouver, BC V6B 1P1 Canada

NEWS RELEASE: June 17, 2013	Toronto Stock Exchange: VG
For Immediate Release	No: 25

VERIS GOLD CORP. INCREASES JERRITT CANYON NI 43-101
RESERVES TO OVER 1.14 MILLION OUNCES

Vancouver, BC – June 17, 2013 – Veris Gold Corp. (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce that it has updated its current National Instrument 43-101Mineral Reserves as of December 31, 2012.

The estimated Proven and Probable Mineral Reserves at year-end 2012 for its 100% owned Jerritt Canyon operating gold mine in Elko County, Nevada, have increased to 1,145,000 ounces of gold at a grade of 0.157 ounces of gold per short ton (“opt”) or 5.38 grams of gold per tonne (“gpt”). Jerritt Canyon is operated by Veris Gold Corp USA, Inc., a wholly-owned subsidiary of Veris Gold Corp. (“Veris” or the“Company”).

The attached tables summarize the newly calculated reserves and resources by open pit and underground deposit areas. A map showing the area locations is included in this news release and is available on the Company’s web site: http://www.verisgoldcorp.com/i/pdf/JCPropertyMap2012.pdf

Veris Gold USA, Inc.’s Chief Mine Geologist at Jerritt Canyon, William Hofer, stated, “The mine team has done a great job utilizing the existing infrastructure to define the additional reserves. The 2012 reserve additions are directly attributable to a dedicated staff, higher gold prices, and recent drilling success at: Starvation Canyon; Zones 2, 4 and 5 at Smith Mine, Zones 1 and 9 at SSX-Steer; and Burns Basin.”

Veris Gold Corp’s VP of Exploration, Todd Johnson, further commented, “These year-end 2012 Jerritt Canyon reserves now support a six-year Life of Mine Plan. This reserve, addition in combination with the recent opening of the new Starvation Canyon mine and upcoming new underground development at Saval in Q3 2013, will keep Jerritt Canyon on track for sustainable gold production.”

National Instrument 43-101 Updated Mineral Reserves – December 31, 2012
Table 1. Jerritt Canyon Mineral Reserves: December 31, 2012

	Proven			Probable			Total Proven + Probable
Deposit/Mine	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Open Pit (OP)
Burns Basin	32	0.100	3.2	391	0.101	39.6	423	0.101	42.8
Mill Creek	3	0.089	0.3	194	0.090	17.4	197	0.090	17.7
Saval	51	0.155	7.9	32	0.089	2.9	83	0.129	10.8
Wright Window	5	0.174	0.9	109	0.093	10.1	114	0.096	11.0
Stockpiles	37	0.124	4.6	167	0.053	8.9	204	0.066	13.5
OP Reserve Subtotal	128	0.131	17.0	892	0.088	78.9	1,021	0.094	95.7

Underground (UG)
Smith	1,750	0.162	283.5	1,262	0.168	211.8	3,012	0.164	495.3
SSX (includes W. Mahala)	566	0.172	97.5	1,056	0.159	167.4	1,621	0.163	272.0
Saval	18	0.239	4.3	150	0.203	30.4	168	0.207	34.8
Murray	142	0.163	23.1	354	0.166	58.6	495	0.165	81.7
Starvation	24	0.238	5.8	946	0.176	166.8	970	0.178	172.6
UG Reserve Subtotal	2,499	0.166	414.3	3,766	0.169	635.0	6,266	0.167	1,049.3

Reserve Total	2,628	0.164	431.1	4,659	0.153	713.9	7,287	0.157	1,145.0

Notes:
(1)	Mineral Reserves are contained within underground designs or Lerch Grossman pit shells using a three year trailing average gold price of US$1,490 per oz;
(2)	Mineral Reserves used a grade dependent metallurgical Au recovery from 75% to 90%;
(3)	All underground Mineral Reserves are presented using a 0.11 to 0.12 opt cutoff grade whereas the open pit Mineral Reserve cutoff grades vary between 0.043 to 0.046 opt gold;
(4)	Open pit Mineral Reserves include 5% mining losses and 5% un-planned dilution;
(5)	Underground Mineral Reserves include 5% mining losses and 10% un-planned dilution;
(6)	Mineral Reserves were calculated by Mark Odell, P.E., Practical Mining LLC, an independent Qualified Person.

The updated reserves are within a newly estimated resource consisting of: a Measured Resource of 4,510Kt at an average grade of 0.198 opt gold (6.79 gpt) totaling 891,700 ounces, and an Indicated Resource of 7,932Kt averaging 0.171 opt (5.86 gpt) totaling 1,359,400 ounces. The Inferred Resource at Jerritt Canyon is an additional 653,200 ounces of gold from 3,845Kt at an average grade of 0.170 (5.83 gpt). The reserves were calculated using a 3-year trailing average gold price of US$1,490 per ounce whereas the resources were calculated using a two-year trailing average gold price of US$1,620 per ounce.

Jerritt Canyon’s Proven and Probable Reserves on December 31, 2011 were 1,060,800 ounces of gold at a grade of 0.175 opt (6.00 gpt). These were depleted by 127,700 ounces as a result of mining and processing during 2012, which includes the stockpiles. The updated Proven and Probable Reserve as of December 31, 2012 therefore represents a total addition of 211,900 oz.

Todd Johnson, Vice-President of Exploration for Veris Gold Corp., is preparing and authoring an updated report entitled “NI 43-101 Technical Report, Veris Gold Corp. Jerritt Canyon Property, Elko County, Nevada” that will include these new resource and reserve results. It is anticipated that this NI 43-101 Technical Report, with an effective date of December 31, 2012, will be filed in late June 2013 and will be available on SEDAR and on the Company’s website.

The Starvation Canyon and Smith underground mines and the Burns Basin open pit exhibited the highest reserve additions mostly due to successful resource conversion drilling results. The updated mineral resource estimate incorporates 1,257 new underground and 163 new surface drill holes received up to January 26, 2013. All surface drill hole assays from the 2011 drilling programs at Saval, Burns Basin, Smith, SSX-Steer, and Starvation Canyon have now been incorporated into this resource and reserve update.

Practical Mining LLC has verified the drill hole data used to support the technical information and current resources in this news release, including the sampling, sample security, analytical techniques, original assay certificates, and Quality Assurance/Quality Control procedures and has determined that the Canadian Institute of Mining, Metallurgy and Petroleum Council (November, 2010) and NI 43-101 Industry Standards have been sufficiently followed. The resources and reserves were calculated from a revised 3D geologic model of the mineralized bodies using Vulcan modeling software. In addition, Practical Mining LLC helped review and/or design the recent mine plans for the two new underground mines at Starvation Canyon and Saval 4 and confirms that final engineering and construction should continue or commence for these two projects.

National Instrument 43-101 Updated Mineral Reserves and Resources – December 31, 2012
Table 2. Jerritt Canyon Measured and Indicated Mineral Resources, including Reserves: December 31, 2012.

	Measured			Indicated			Measured + Indicated
Deposit/Mine	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Open Pit (OP)
Burns Basin	46	0.106	4.9	430	0.096	41.4	476	0.097	46.3
Mill Creek	3	0.089	0.3	299	0.094	28.0	302	0.094	28.3
Saval	51	0.148	7.6	315	0.085	26.7	367	0.093	34.3
Wright Window	5	0.174	0.9	115	0.090	10.3	120	0.094	11.2
Pie Creek	-	-	-	225	0.086	19.2	225	0.086	19.2
Road Canyon	-	-	-	17	0.070	1.2	17	0.070	1.2
Stockpiles	37	0.124	4.6	254	0.049	12.4	291	0.059	17.1
OP Resource Subtotal	144	0.128	18.3	1,654	0.084	139.3	1,798	0.088	157.6

Underground (UG)
Smith	2,980	0.200	597.3	2,214	0.204	452.1	5,193	0.202	1,049.4
SSX (includes W. Mahala)	1,205	0.201	242.6	2,438	0.198	481.7	3,643	0.199	724.3
Saval	17	0.276	4.6	160	0.247	39.6	177	0.250	44.2
Murray	142	0.163	23.1	404	0.165	66.8	545	0.165	89.9
Starvation	24	0.238	5.8	946	0.176	166.8	970	0.178	172.6
Winters Creek	-	-	-	117	0.112	13.1	117	0.112	13.1
UG Resource Subtotal	4,367	0.200	873.4	6,278	0.194	1,220.1	10,645	0.197	2,093.5

Resource Total	4,511	0.198	891.7	7,932	0.171	1,359.4	12,443	0.181	2,251.1

Notes:
(1)	Mineral Resources that are not mineral reserves do not have demonstrated economic viability;
(2)	The Mineral Resource gold cutoff grades were calculated using a US$1,620 per ounce price which is equal to a 2 year trailing average;
(3)	Underground Mineral Resources are presented using a 0.10 to 0.11 opt Au cutoff grade;
(4)	The open pit Mineral Resources used cutoff grades ranging from 0.040 to 0.042 opt Au and are constrained by a Lerch Grossman pit shells run at $1,620 per ounce;
(5)

The underground Mineral Resources at Smith and SSX (including West Mahala) were calculated by the Independent Qualified Person, Karl Swanson, if the blocks occur inside the 0.10 opt Au gradeshell and outside existing asbuilt workings and sterilized areas, and deemed to be potentially economic; The underground Mineral Resources for the other listed areas were calculated by the Qualified Person, Mark Odell;

(6)	Open pit Mineral Resources and Reserves include 5% mining losses and 5% un-planned dilution; and
(7)	Underground Mineral Resources include 5% mining losses and 5-10% unplanned dilution.

National Instrument 43-101 Updated Inferred Mineral Resources – December 31, 2012
Table 3. Jerritt Canyon Inferred Mineral Resources: December 31, 2012.

	Inferred
Deposit/Mine	K tons	oz/st	K oz
Open Pit (OP)
Burns Basin	5	0.061	0.3
Mill Creek	4	0.153	0.6
Saval	10	0.083	0.8
Wright Window	5	0.088	0.4
Pie Creek	5	0.089	0.5
Road Canyon	187	0.081	15.2
Stockpiles
OP Resource Subtotal	216	0.082	17.8

Underground (UG)
Smith	977	0.179	174.6
SSX (includes West Mahala)	2,508	0.173	433.6
Saval	51	0.238	12.2
Murray	61	0.162	10.0
Starvation	21	0.170	3.6
Winters Creek	10	0.145	1.5
UG Resource Subtotal	3,629	0.175	635.4

Inferred Resource Total	3,845	0.170	653.2

Notes:
(1)	Similar resource tabulation methodologies described for Table 2 apply to the resources in Table 3; and
(2)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Quality Control and QP
Assaying of all surface exploration (reverse circulation and core) and underground diamond drill hole samples from the 2011 and 2012 drill programs reported in this news release were conducted by ALS Laboratory Group in Reno, Nevada using standard fire assay techniques. Assay intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of the mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. The company’s 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company’s website: http://www.verisgold.com/i/pdf/JC_Assay_Protocols.pdf

The technical information in this news release including the updated Mineral Resources and Reserves were reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, P.E., of Veris Gold Corp. (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
“VERIS GOLD CORP.”

R. Llee Chapman
President

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For more information please contact:

Veris Gold Corp.	Veris Gold Corp.	AXINO AG
Joanne C. Jobin	Nicole Sanches	Wolfgang Seybold
VP, Investor Relations	Investor Relations Manager	Chairman
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